Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Zillow, Inc. for the registration of Class A common stock, preferred stock, convertible preferred stock, debt securities, convertible debt securities, stock purchase contracts, stock purchase units or warrants and to the incorporation by reference therein of our reports dated February 22, 2013, with respect to the financial statements of Zillow, Inc., and the effectiveness of internal control over financial reporting of Zillow, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2012, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Seattle, Washington

August 16, 2013